Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus Supplement	Registration No. 333-212975
dated March 29, 2017)

March 29, 2017

Pricing Term Sheet

5.25% Senior Notes Due 2025

Issuer:	B&G Foods, Inc.

Title of Securities:	5.25% Senior Notes due 2025

Aggregate Principal Amount:	$500,000,000

Maturity:	April 1, 2025

Coupon:	5.25%

Price to Public:	100.000%

Yield to Maturity:	5.25%

Spread to Benchmark Treasury:	294 basis points

Benchmark Treasury:	UST 2.00% due February 15, 2025

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2017

Record Dates:	March 15 and September 15

Make-whole call:	At any time prior to April 1, 2020, at a discount rate equal to the “Treasury Rate” (as defined in the prospectus) plus 50 basis points

Optional Redemption:	On or after the following dates and at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the notes redeemed:

	Date	Percentage
	April 1, 2020	103.9375%
	April 1, 2021	102.6250%
	April 1, 2022	101.3125%
	April 1, 2023	100.0000%

Optional Redemption with Equity Proceeds:	Up to 40% at 105.25% prior to April 1, 2020

Change of Control:	101% plus accrued and unpaid interest, if any

Trade Date:	March 29, 2017

Settlement Date:	April 3, 2017 (T+3)

CUSIP / ISIN:	05508R AE6 / US05508RAE62

Ratings:*	B3 (Moody’s) / B+ (S&P)

Gross Spread:	1.250%

Joint Bookrunning Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Co-Managers:	Citizens Capital Markets, Inc. Rabo Securities USA, Inc. TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847.

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